1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC Board Proposes Dividend of NT$3.0 Cash and
0.5% Stock Per Share
Hsinchu, Taiwan, R.O.C., February 19, 2008 — TSMC’s (NYSE: TSM) Board of Directors today adopted a proposal recommending distribution of NT$3.0 cash dividend per common share and 0.5 percent stock dividend (5 shares for every 1,000 owned). The proposal will be discussed and brought to a vote at the Company’s regular shareholders’ meeting scheduled for June 13, 2008.
TSMC’s Vice President and Chief Financial Officer, Ms. Lora Ho said that at its meeting today the Board of Directors:
1.	Approved the 2007 Business Report and Financial Statements. Revenue for 2007 totaled NT$322,630 million and net income was NT$109,177 million, with earnings per share of NT$4.14.
2.	Approved a proposal for distribution of 2007 profits and capitalization of capital surplus:
(1)	Cash dividend of NT$3.0 per share and 0.2% stock dividend will be proposed to common shareholders. In addition, the board will propose another 0.3% share issuance from capitalization of capital surplus. Combined, common shareholders will be entitled to a 0.5% stock distribution, or 5 shares for every 1,000 held.

(2)	Employee profit sharing will be distributed in both stock and cash. Profit sharing will amount to approximately 393.99 million new shares and NT$3,939.9 million cash.
3.	Approved the cancellation of 800 million treasury shares purchased from the open market as well as reduction of capital stock by NT$8,000 million, and set February 27, 2008 as the record date for said capital reduction.
4.	Approved capital appropriation of US$400 million (approximately NT$12,800 million) to increase twelve-inch wafer capacity at 45nm processes in Fab 12.
5.	Appointed Y.P. Chin and Dr. N.S. Tsai as Vice Presidents of TSMC.
6.	Approved scheduling of the 2008 Regular Shareholders’ Meeting for 9:30 a.m. on June 13, 2008 at the Auditorium in Fab 12, TSMC (8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan).
After the distribution and capitalization of capital surplus as well as cancellation of repurchased shares, TSMC’s current capital stock of NT$264.3 billion will be approximately NT$261.5 billion.
# # #
For further information, please contact:

TSMC Spokesperson: Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Mr. J.H. Tzeng PR Department Manager, TSMC Tel: 886-3-505-5028 Mobile: 0928-882607 Fax: 886-3-567-0121 E-Mail: jhtzeng@tsmc.com	Michael Kramer Senior Administrator, TSMC Tel: 886-3-505-6216 Mobile: 886-926-026632 Fax: 886-3-567-0121 E-Mail: pdkramer@tsmc.com	Dana Tsai Senior Administrator, TSMC Tel: 886-3-505-5036 Mobile: 886-920-483591 Fax: 886-3-567-0121 E-Mail: dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: February 19, 2008	By /s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer